# Photog LLC
## Statement of Cash Flows
## (Unaudited)

|  | For the Period April 6, 2017 (Inception) to June 30, 2017 |
|---|---:|
| Cash flows from operating activities: |  |
| Net loss | $ (1,089) |
| Changes in operating assets and liabilities: | - |
| Accounts payable | 1,633 |
| Net cash used in operating activities | 544 |
| Accounts payable |  |
| Cash flows from investing activities - software development | (544) |
| Net cash used in investing activities | (544) |
|  |  |
| Cash flows from financing activities: | - |
| Net cash provided by financing activities | - |
|  |  |
| Net cash increase for period | - |
|  |  |
| Cash at beginning of period | - |
|  |  |
| Cash at end of period | $ - |

Supplemental disclosure of cash flow information:
Cash paid during the period for:

| Income taxes | $ - |
|---|---:|
| Interest | $ - |